Filed by Banknorth Group, Inc.
(Commission File No. 001-31251

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: December 2, 2004

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. and other documents filed by TD Bank Financial Group and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, TD Bank Financial Group and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004 and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

FINAL TRANSCRIPT

[ARROW GRAPHICS]

Conference Call Transcript

BNK — Banknorth Group Inc. at Friedman Billings Ramsey 11th Annual Investor Conference

Event Date/Time: Nov. 30. 2004 / 9:30AM ET
Event Duration:N/A

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Friedman Billings Ramsey 11th Annual Investor Conference

CORPORATE PARTICIPANTS

Bill Ryan
Banknorth Group — Chairman, President and CEO

PRESENTATION

Unidentified Speaker

 Ticker BNK, we have William Ryan, Bill Ryan, here to speak with us, Chairman, President and CEO. Banknorth is $31 billion in assets. That’s including an acquisition that they’re doing.

With that, I’d like to turn it over to Bill. Thanks, Bill.

Bill Ryan - Banknorth Group — Chairman, President and CEO

 Ryan, thank you and good morning to all of you. It’s nice to be here. OK, it’s clicking, but nothing’s going. That’s really — OK, great. I’ll use the other one. Forward-looking statements, they’re fine and they’re always nice to see.

Banknorth, I want to do two things today. I want to tell you quickly about Banknorth. I think a lot of you probably know Banknorth, and spend a little more time on our transaction with Toronto-Dominion, which is probably more of an interest to all of you as you go forth.

It’s been a good couple years for Banknorth. Those of you who followed us know that. I won’t get to say it in another month, but Forbes picked us as the best-managed bank in America for 2004, and we were thrilled with getting that award. We have about 7,700 employees, $31 billion in assets, with Boston Fed being done early next year, 1.3 million households, strong net income, operating income much stronger. Haven’t changed really over the years, a commercial bank, diversified loan and deposit base, and I’ll show you the numbers on that.

Over the years, we’ve added investments. We’ve added insurance. We’re now the largest insurance agency in New England, with about $54 million of revenue, about $450 million of premiums written. And our community bank model, local decision making, superior service, we decided in 1993 to be a community bank when nobody else wanted to be a community bank, and it’s turned out now to be a good decision. We have had great success over the years competing in New England as a community bank, and now everybody wants to be a community bank again, so we’re happy to be part of that.

Great franchise, solid New England franchise, 400 branches, over 500 ATMs, big market shares in northern New England. Combined market share in Maine, New Hampshire and Vermont is about 22% of the banking assets there. If you get to Massachusetts and Connecticut, we’re big players there now. Came to Massachusetts in ‘96, Connecticut in ‘98, and an upstate New York franchise, Evergreen Bank, about $1.7 billion.

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Friedman Billings Ramsey 11th Annual Investor Conference

So, if you are starting a bank in New England, this is probably not a bad way to go, and we really started as a very small Portland, Maine-based bank back in the early ‘90s. As I present on this, people say, “you don’t have any branches in northern Maine, there.”

There’s nothing in northern Maine there. If you like to fish or hunt, you’ll enjoy northern Maine. If you want to do banking, northern Maine is not the place to do banking. We’re pretty much in every city and town. We stayed out of Boston to a great degree, only have two branches in Boston, and have done a better job in those communities of size or substance in New England, Worcester, Manchester, Burlington, Portland greater Hartford; all those are the towns that we’ve been very successful in.

Community bank model to us is straightforward. Each state is run independent. We have a bank president, board of directors, major department heads running at each state. That’s worked well. They make all the local decisions. We have a lot of checks and balances, but the decision making is local. They can react quicker by doing that. Really a missionary zeal for service over the years, and that’s very important to us. And our target market is middle to small business commercial lending. We’ve won every award for making loans of $5 million and less in New England to those customers.

Why would we want to compete for the Fortune 500 businesses and compete with the likes of Fleet and Bank of America and Wachovia, those terrific banks that do that well. Also, there aren’t many Fortune 500s in New England, anyway, and most of the New England companies we deal with are the kinds of companies that like to do business with local people, and that’s played very well for us.

Deposit gatherings, the key, our core deposits are 74% of our deposit base. We’ve been a great checking account bank, year in and year out. Core sell ratio has gone from 1.8 services to 3.7 over the last few years. We train, we threaten, and we incent our staffs in various stages to get the job done. You can’t do one. You have to do all three. You train them first, they don’t generally do what you want, totally, so you threaten them with their jobs. You still don’t get to where you want to be. You incent them with money, it all comes together so nicely, and that’s what we’ve done over the years. It’s worked very well for us. Our incentive payments are very substantial in the company to our employees when we do a good job.

Acquisitions have been a core competency. We’re in Portland, Maine. The demographics of Portland we knew were not going to be strong enough for us to grow the company in Maine. We have acquired 24 banks in the last 10 years. Boston Fed will be the 25th bank we’ve acquired, 10 banks since the year 2000. It’s been a great model. We haven’t stubbed our toe at all. All of them have been accretive in a year. Twenty-five percent cost savings is our standard that we get out of each acquisition, and it’s worked very, very well for us. It will continue, we think, over the next few years to be an important part of what we do.

We started in ‘93 as a $2 billion company. We’re now at $31 billion, and we profess to being able to get to $40 or $50 billion on our own over the next few years, by continuing to acquire banks in New England. New England’s like every other region. The cost of regulation, the cost of computerization, the cost of marketing, is driving those small banks to another banking environment where they can compete, and we have tended to be that environment they’ve gone to.

We can’t use that as an excuse to not earn well, too. We can’t say, well, we’re growing so quickly, we’ll earn money in a few years. We’ve got 10 consecutive years of operating EPS growth, haven’t had any events that were negative from an earnings standpoint, very strong profitability, 27% cash ROE, 51% efficiency ratio, very consistent strong loan and deposit growth. You can go to bed at night knowing we’re going to grow our loans 10% a year, we’re going to grow our deposits at least 10% a year, and asset quality is going to be as good as it gets in America in the company.

Fee income businesses have been of late what we’ve grown through the insurance and wealth management pieces, and superior asset quality, I’ll show you in a second. Here’s the earnings per share numbers. As you can see, our estimate’s, consensus on the street of $2.29 for year end. That sounds like a good estimate to me. Estimates for next year, about a 10% EPS growth, getting us to between $2.50 and $2.55. Today, that seems like a reasonable estimate from my standpoint, too, and you should consistently see earnings growth in the 8% to 12% range for us. And we have said that since ‘93 and we have pretty much been on the mark.

It’s got to come with loan and deposit growth — compound annual growth rate of 13.5 for loans, 13.2 for deposits. Year in and year out, we produce these numbers. We don’t have faddish things we do and have one good ear, then have a bad year. It’s been a consistent growth model on the loan and deposit side, as you can see.

Non-interest income, the same way — 13.5% compound annual growth rate. That comes with, again, our insurance investments and fees to customers. Efficiency ratio has gotten better. I don’t think it can get much better than 50% when you’re running a community bank with individual banks running in each state, so I think that we’ll be able to maybe break 50%, but that’s a pretty strong number. I think it ranks us about eighth of the top 50 banks in the United States.

Non-performing assets is a special story in my eyes. I brought the management team into the company in 1990 to turn the company around, or fail with it. We knew we could solve loan problems once in our lifetime. Physically and mentally, it’s impossible to do it more than once, so we said we’d make sure we don’t have asset quality problems in this company ever again.

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Friedman Billings Ramsey 11th Annual Investor Conference

You can see at the bottom of the page, we’ve grown our assets over $10 billion since ‘99, and our non-performing loans have gone down by $1 million. I’m not so sure there’s another company that can grow its size by $10 billion, and have the non-performing go down by $1 million over that period of time. So, strong asset quality that will always be there.

Stock performance has been OK. We’ve kind of been in the pack for most of the last several years, which tells you at least from our standpoint that we think we’re undervalued, but I say that knowing that every CEO in the country tells you their company is undervalued. I guess there is somebody that’s undervalued. We think it’s us, but for a lot of people, it’s all over the place.

Of late, as you can see, since 2003, we’ve kind of moved ahead of the pack. I think that’s the combination of a few events. The sale of Fleet to Bank of America made people look at us as a potential takeover candidate. I guess they were right. And, also, we went into Massachusetts and Connecticut to compete, and people who didn’t like our northern New England liked the geography of Massachusetts and Connecticut more, and again, we’ve had consistent earnings over the years, and consistency I think is what gives you an EPS that you feel comfortable with, so we’re pleased where we are.

And, earlier this year, as we were looking at our strategic plan, we knew we had the potential to continue to grow the company. At the same time, we were running out of the cash to do that. We were going to have to take more risks in buying additional companies.

We’re not big risk takers, so we tried to see if we could find a partner, a partner that wanted to grow in America, and a partner that had a lot of cash and capital to give us to continue our growth model, as they had talked about earlier. We didn’t find TD, they found us. They had read about our success, met with us, and we announced a deal with TD. I’ll get into the details of it.

TD’s the third-largest bank in Canada. It’d be about the seventh or eighth-largest bank in America — $232 billion in size today, U.S. market cap of about $27 billion. Very similar to our company, personal commercial banking, number one in retail products in Canada, strong service component of how they run their branches, long hours like us, do a lot of good things there.

Both management, very similar, and because of their size, they have a wholesale banking unit that makes a lot of sense for them. We will certainly fit into the personal and commercial banking component of Toronto-Dominion.

If you put us together, it really doesn’t change how they operate and how they run their company when you add our net income in. We’re roughly about 10% of their net income today, probably moving to 15% or 20% over the next few years, if we have the success, as we’ve talked to all of you about, over the next couple of years.

They’re going to buy 51% of the company initially. The 49% will be owned by current shareholders, still trade as Banknorth on the New York Stock Exchange. The reasons for doing this kind of a transaction, which is a little bit different, are very straightforward.

If TD bought the whole bank, they would use up all of their cash to do that, so we’d not be able to continue our acquisition strategy going forth. We also thought the Banknorth stock was still a very valuable stock. For my ability to sell Toronto-Dominion to potential banks that want to sell, it would be hard. I’ll have much better time selling Banknorth stock to people. They know Banknorth, they know the management, they feel comfortable with us.

When we compete with banks, we usually compete with Sovereign. They have to offer stock, because they have no cash. We compete with Citizens. They have to offer cash because they have no stock. We can now go to a potential bank that wants to sell and offer cash, stock TD, or stock Banknorth. So we think this gives us a lot of freedom to be able to look at banks that want to sell and be able to give them whatever they want in terms of the compensation for selling their companies.

The exchange of the shares is there for the 51%. We announced it as a $40 per share price. We traded at $31.70 the day before. We announced this deal at $40. It’s now moved up because Toronto-Dominion’s stock has gone up substantially, and that 51% is now worth about $42.50 for the 51%.

It’s a good multiple to earnings as you look at it, and I’ll get into it a little bit more from that standpoint now. I stay as the CEO of Banknorth. Our top eight people stay. We have given up our change of control for thee years. We get no financial rewards from this sale, initially. Toronto-Dominion has decided, and I think correctly so, that they don’t want to run this from Canada.

They really want to buy a management team in America, so we get no payments, myself and the top eight people, if we leave in the first three years. We get the money after three years, so we’ve made a three-year commitment and get no monies up front for the change of control contracts, and the management stays in place.

There are no economies of scale in this transaction. All of the systems that we run stay in place, so there will be no disruptions to customers with computer conversions. There’ll be no layoffs, so we won’t have to go through all of that process that companies go through in having to lay off a lot of good people, lose a lot of customers because of that, and we’re going to run TD’s American operation, and we’ll be in charge of acquiring additional banks for Toronto-Dominion as we go forth.

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Friedman Billings Ramsey 11th Annual Investor Conference

We’ll change our name from Banknorth to TD Banknorth, and it’s expected to close in February. We’re getting final SEC comments now. We had hoped to have a vote before year end, but it looks like it’s going to carry over into the beginning of January, so we’ll have our meeting probably in early January. At least that’s the plan today. We hope to set it specifically in the next week for sure.

Pretty straightforward transaction. TD wants to grow in America, because they know their growth in Canada is going to be limited over the next few years. They are going to give us the capital to do that. They think we give them the management expertise, in having acquired 25 banks in 11 years to able to move forward correctly, and we’re talking about being an $80 to $100 billion company over the next several years.

Again, TD’s share price has gone up nicely. I’d like to take credit for that. I can’t. If you follow all the Canadian banks, with the currency dollar valuations changing in a positive light for Canada, all the Canadian banks have moved up nicely, and again, this deal, at least as of November 8th, was valued at $42.56 for the 51%. It’s probably down a little bit over the last couple of days. Obviously, a good price off of the $31.70 we had traded the day before we announced the acquisition.

They’ll add five members to our board. I’m not so sure they’ll add five. We’ve identified three people, Ed Clark, their CEO, being one. There’s board governance in place that’s very strong. It’s interesting, in a complicated transaction a lot of people think the worst. I hope you wouldn’t think that after 30 years in banking, I’d make a dumb decision to sell the company to somebody who’s going to try to run it into the ground to buy the 49% cheap. That’s what some people have told me. I hope I don’t look that dumb. Maybe I do.

But, obviously, the plan is, Ed Clark has been very public about bragging about the fact that he’d like to buy the rest of the company for a lot higher than $40 at some later date so he could brag about paying $40 for 51%. He doesn’t want to be able to brag about I bought 51% for $40, and I got the rest cheaper. So our plan over the next several years is to create value for that 49%, so at some point he will have to pay a very large premium to buy the rest of the company.

There’s governance in place. The independent directors are the ones that will decide that price. We will hire an investment banker to set the price on the remaining 49% at that point. To create an interest in the stock, the sense would be that 51% of your shares get $42.50 or some number like that in February. The stock I would assume would revert back to a price probably somewhere in the neighborhood of where we traded before the deal was announced - that was $31.70. Maybe it trades lower if you’re not optimistic about this, maybe it trades a little higher if you are, but that’s probably the range of $30 or $31.

To create an interest in the stock, we’ll have the potential, Banknorth on our own, to continue to buy back shares. Toronto-Dominion can increase their ownership from 51% to 66-and-two-thirds percent buy buying shares in the open market. So, wherever we start trading at in February, you can see where the stock should go.

Hopefully, a good management plan to grow the company, Banknorth in a position to buy back the shares if we wish, Toronto-Dominion in a very strong position to buy their ownership up from 51% to 66% over the next few years, through open-market transactions.

At some point, the sense is TD will buy the rest of it. I don’t know what that date is. My sense is, it will not happen today or tomorrow, that probably over the next few years, we’ll continue to work with them, and at some point, four or five years out, my sense is they’ll buy the rest of the company — maybe sooner, maybe later, depending on how our acquisition strategy plays out over the next few years.

Again, strong premium for the 51%. We continue to run the company as Banknorth. We’ll continue to take the emphasis of creating a very profitable company and continuing to acquire companies. We’ve hinted that now we’ll look at acquiring bigger companies, probably, because we’ll have Toronto-Dominion’s cash to do that, and we have the potential for the first time to probably look in the metropolitan New York, New Jersey, Pennsylvania area.

We were going to have to do that anyway, but it was going to be risky to do that as a $31 billion. Now, being part of a $232 billion company, we will not create that kind of a risk. You won’t have that worry of that happening.

Why TD? Great culture and strategic fit, as I’ve talked about already. It gives us the capital flexibility we need. Their commitment to growth, they look at Canada, where there’s only 19 banks, and the top five have been told they can’t merge, and they look at America where there’s 8,000, and having watched us acquire 25 banks in 11 years, they’re very jealous of that, so they want to come here and create a franchise that would be sizable over the next few years, as the growth in Canada obviously becomes a little bit slower.

There are synergies. We’ve mapped out about $50 million of revenue that we think we can generate from this. You can see as a $31 billion company, part of a much bigger company, we can plug into their computers. We can get volume discounts on telephones and computers. That adds up. We’re not in the credit card business. The infrastructure costs are very high. They are, we could look at that.

They own TD Waterhouse. I can’t imagine there aren’t great synergies of exchanging customer bases between Banknorth and

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Friedman Billings Ramsey 11th Annual Investor Conference

TD Waterhouse. There’s probably great potential to put branches in TD Waterhouse at a later date. Our loan authorities, over $40 million, we participate out. We won’t have to do that anymore. We can give that to our parent, and they can probably send loans to us.

So, running a $31 billion company, I was happy doing it, it was hard work, but we were having success, but now being part of a bigger company, it opens up all sorts of avenues to create better growth for our company on an earnings per share basis.

So whatever the rest of the world grows at, I can’t imagine I won’t come forward and tell you in the next few years that we can’t grow at a percent or two more than the rest of the world because we’re part of a bigger company. It’s worked for the Citizens Bank, being part of the Royal Bank of Scotland. I think it will work for us as being part of TD, so we’re very optimistic about how this works.

There have been some related transactions in past year that tells you their premiums are paid, that these banks are being sold on the basis of what a competitor premium would be. You probably know other ones that are out there. People have their own formulas on it.

There’s benefits just in the 51%. Our dividend payouts are at 35% of earnings, TD is 40%. We’ll stay at our 35%, TD will be at 40%. So those of you who own TD stock will get a better payout on your dividends. And, again, we’re not leaving the game. We’re not selling the company to leave and retire, we’re selling the company to grow it even more aggressively than we have before.

If you’re uncomfortable with aggressive growth, maybe you don’t like being in Banknorth’s stock, but I think we have a track record over the last 11 years of telling you we kind of know what we’re doing, and we’re not going to change what we’re doing.

Some people have said, well, you’ve got all this money, you’re going to be like a drunken sailor now. You’re going to do dumb things and so forth. Again, I hope I don’t look that dumb. We’re not changing our model. It has to be accretive in a year. We have to get 25% cost savings. Just because I have a little bit more money doesn’t mean I’m going to do things in a different way. We’ll be very consistent in our approach going forth.

Again, the strategy is to continue to grow the core deposits. We’re not going to change anything we do. We’re going to have a couple board members from Toronto-Dominion. They have no interest in running our company. They have a great interest in our growing the company and growing it in a profitable way. Ed Clark and I have said in a very comfortable setting that our success will be in announcing in a few years that we’re paying a premium above the $42.50 for the remaining shares outstanding, so our success is going to be by having the 49% be well represented with a very high price.

We’re going to close Boston Fed in early January. That’ll be our 25th acquisition. I think we’ll do one or two acquisitions a year in New England and once every couple of years maybe get the opportunity to do an acquisition in the greater New York area.

And again, that potential revenue and cost savings that are there, we’ll announce them in February. We’re working on them now, so I’ll be able to come back early next year at one of our conference calls and share with you how we got to those numbers and doing the kinds of things that will make this company even more successful going forth.

This is just some reconciliation items there. That’s in the material that’s been handed out to you. And that’s Banknorth, soon to be Toronto-Dominion Banknorth, and I think there are a few minutes. I can answer some questions for you.

Any questions? Yes, sir?

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QUESTION AND ANSWER

Unidentified Speaker

 Bill, if I adjust the share price currently for the $42.50, Banknorth looks like it will trade at a discount in February. Will you have the currency to do deals?

Bill Ryan - Banknorth Group — Chairman, President and CEO

 I got it. I do a bit of math, but your point’s a good one. I’ve got it at 28.5, but it doesn’t matter, it’s a low price.

Bill Ryan - Banknorth Group — Chairman, President and CEO

 Yes, it’s a great question. It’s a question I feel that over the last eight weeks, I kind of know this in my sleep, but it is a perfect question. I think if you do the math, you’re doing the math on the basis of the stock will trade at $26 or $28 in February. That could be correct. I don’t think so.

That’s the math, but when you complete the math, you have to understand, we’ll trade at a multiple to our earnings. That’s usually the way banks trade, and at $26, we’d be trading at ten times earnings. We’ve never traded at ten times earnings, and the only banks I know that trade at ten times earnings are banks that aren’t doing very well.

So my sense is we’ll trade at 11 or 12 times earnings, not at the 13.5 we trade now, because I think there’s probably a multiple in us being taken over. So if we trade at 11 times earnings, maybe 12 if we got lucky, we’re trading at $30, $31, whatever the price is. If we stay there and trade at that low level, we will not be able to do a lot of acquisitions using our stock, of course. It just doesn’t make sense. So we’ll have to use TD’s cash. That would be the way to go.

But if we’re trading at 30 or 31, with all of the things I’ve just told you that we think we can do, don’t you think both TD and us will be very aggressive in buying back our shares? So we’ll use our capital instead of — as we’ve done historically, our capital has always been used to fund acquisitions, but if our stock price is trading at a very low multiple, we’ll use our money to get that multiple up and buy back our shares. You do the math like me, the math is much better buying back shares at $26, $28, or $30 than it ever would be in doing a bank. So that’s what we’ll do.

So what we have is this flexibility of if the stock trades well, use stock and cash to fund acquisitions. If the stock doesn’t trade well for a reason, then we’ll buy back our shares and be aggressive in that kind of a market. That said, what stock do you want to own in February?

A company that is trading at a fairly low multiple, potentially, that has all these things they say they’re going to do, with a management team that’s done them for the last 15 years. So our stock should be trading much higher over the next several years as it goes from that $26, $28, $30 or $31 as we go forth.

People have said to me, well, it’s not fair, I got $42.50, but now I’m going to get $28 or $26. I said that’s only if you’re selling. You don’t know what this transacting is worth until you sell all your shares, and anybody that’s going to be selling the shares at $26 or $28 or $30, I don’t get it. I miss the point of doing that.

The $42.50 takes 51% off the table. You don’t have to worry about the vagaries of the market or what happens, pretty good premium, and now we’re still in the game to create value with the remaining shares. But if you are going to sell them out in February, you may want to call me. I may want to buy them if I can get them at the price you think you may be selling them for.

So that’s been the structural transaction that’s been a little bit difficult, is trying to figure out what it’s going to be. I don’t know, but I do know we’re in place for the next few years as a management team, so we should be able to grow it pretty nicely. Time will tell. Yes, sir.

Unidentified Speaker

 What do you see happening if interest rates start to creep up (inaudible - audience microphone unavailable).

Bill Ryan - Banknorth Group — Chairman, President and CEO

 I pray for interest rates to creep up. Our margins have been compressed because of the low interest rate environment. Almost 70% of our loans are tied to some multiple of an interest rate, LIBOR, prime and so forth. So we’re a bank that with a higher interest rate environment will do better.

We’ve historically been about a 4% margin bank. We’ve been in the 3.60s to 3.70s, so higher interest rates are very helpful for us. Now, higher interest rates don’t come alone. There are other elements in that, but just with higher interest rates, we’re feeling very comfortable we’ll earn even better.

Yes, sir.

Unidentified Speaker

 Yes, I assume, like, TD wants to have a presence in the States beyond New England.

Bill Ryan - Banknorth Group — Chairman, President and CEO

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Friedman Billings Ramsey 11th Annual Investor Conference

 Yes, they do. We’re going to be the only company able to buy banks for TD when we complete the transaction. Everything comes through us. And our plan is, probably in my lifetime, which is more limited today than it was 10 years ago, I go to these conferences now and I used to be the youngest CEO. Now I go around and I look around and it’s changed. But in probably my four or five years at the company, we’ll probably complete the Northeast and get into the metropolitan New York area, complete New England.

The next CEO will have the opportunity probably to take that to other regions of the country. I don’t see that in my timeframe, simply because I know the East well, I’m from the East, that’s where I feel comfortable. So I think we’ll take three or four or five years to complete the Northeast. And then the next CEO, who will be an American CEO, I’ll get to choose him, and that’ll be the person that maybe would take us to other regions of the country.

Other questions, other thoughts?

Unidentified Speaker

 Can you comment on the Bank of America/Fleet deal?

Bill Ryan - Banknorth Group — Chairman, President and CEO

 Yes, we do an FBI. We call it a Fleet Bank America initiative, and it’s been very substantial for us. We’ve added a new loan office in Braintree, Mass., staffed with some Fleet people. I think Bank of America will be a great competitor, but it’s going to take them a couple of years. I find it interesting that they’re saying things are going well, but they haven’t the conversion of the customers yet. Well, things always go well until you convert the customer base to your computer system.

So, I think there’ll be a fallout for a year or two, but Bank of America’s a terrific competitor. Being part of TD will help me. If I was on my own trying to compete with Bank of America, it might be a little bit harder. Being part of TD will probably be very helpful.

I think my time is up. Thank you very much. Thank you.

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